Texas Battery Storage Portfolio

Regulation Crowdfunding Form C

Offering Statement

Green Bridge Corporation - Pre-Development

Target Offering Amount: $450,000

Maximum Offering Amount: $700,000

Interest Rate per Year: 10%

Maturity Date: 10/01/2028

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Green Bridge Corporation (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Term Sheet dated February 2026, and the Promissory Note dated February, 2026, are attached as exhibits, may be updated from time to time, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

Green Bridge Corporation, a Delaware Corporation (the "Company", "Issuer") organized on 2021-03-01 (the "Company") with its principal place of business at Raleigh, North Carolina, 903 N State St, United States, 27604 and its website address www.greenbridge.energy has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Green Bridge Corporation

Thomas Byrne Huddleston

_____

By: _____
Name: Thomas Huddleston
Title: CEO

2026-04-29
Date: _____

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Green Bridge Corporation. ("Green Bridge Corporation").

About Green Bridge Corporation

Green Bridge Corporation is a solar, battery and electric vehicle supply equipment (EVSE) development company operating in numerous markets across the US. Each project is developed and owned in separate special purpose entities.

About the Offering

This investment supports the development of 4 to 5 community scale, standalone battery energy storage projects in Texas, referred to as the "Texas 10s," with a contracted buyer in place at Notice to Proceed (NTP). The strategy targets near term opportunities driven by rapid load growth and power price volatility.

Each system is approximately 9.9 MW and operates within ERCOT's energy only market. Revenue is generated through daily energy arbitrage by purchasing power during low cost periods and selling during high price intervals. These systems also provide fast, flexible capacity to support a grid experiencing significant demand expansion.

A contracted NTP buyer has been secured for the initial 4 to 5 projects. A forward delivery agreement supports a scalable pipeline of up to five projects per quarter starting in 2027, creating clear exit visibility and reinforcing a repeatable development model.

Proceeds will fund early stage development and execution, including site control, interconnection, engineering, and permitting, with a targeted path to NTP monetization within 12 to 24 months.

These systems connect to distribution infrastructure and provide the following benefits:

- Enhance the capacity of electrical distribution infrastructure, therefore enabling:
  - Greater hosting capacity for distributed solar generation
  - Faster electrification of transportation, heating, and other loads
  - Reduced consumer power costs, by deferring the need for major grid upgrades whose costs are borne by ratepayers
- Shift solar production from midday to peak demand hours in the late afternoon and early evening
- Provide dispatchable power to severely undersupplied bulk capacity markets, coming online in a fraction of the time of grid-scale batteries

The Offering

Purpose of the Offering

Green Bridge Corporation's offering aims to raise Pre-Development Financing.

Use of Proceeds

The Issuer is seeking to raise $450,000 (the "Target Offering Amount") to $700,000 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$409,950.00	$638,700.00
One-Time Fees	$1,800.00	$1,800.00
Origination Fee (5%)	$22,500.00	$35,000.00
Servicing Fee (0.5% annually)	$4,500.00	$7,000.00
Payment Reserve	$11,250.00	$17,500.00
Total Offering Proceeds	**$450,000.00**	**$700,000.00**

Fees are capitalized, meaning they are paid out of offering proceeds rather than billed separately.

**The servicing fee represents the total amount due for the entire term and is held in a custody account until released when payable.*

***The payment reserve is funded at the issuance date, with approximately 75% capitalized.*

Use of Net Proceeds: Projects

Net proceeds from the Note (after payment of Offering and closing costs described in "Fees and Expenses") will be used solely for eligible pre-development activities for the Project / Project Portfolio and directly related transaction costs, as outlined below.

Primary Permitted Uses (Development Scope). Subject to the Offering Documents and the approved development budget, proceeds may be applied to:

- Site control and real-estate diligence: option payments, lease deposits, title, survey, and related legal costs.
- Interconnection and grid access: application fees, queue deposits, feasibility and system-impact studies, and related utility/legal costs.
- Technical and permitting work: engineering and design, environmental studies, geotechnical work, permitting and entitlement fees, and consultant retainers.
- Commercial structuring: offtake origination costs (PPAs, subscriptions, tariff enrollment), RFP responses, and associated legal/documentation expenses.
- Transaction costs: legal, accounting, and third-party due diligence fees specific to the Project / Project Portfolio and the Note.

Funding of Reserves and Fees. At closing, a portion of gross proceeds may be applied to:

- Fund any required interest reserve / Payment Reserve Account; and
- Pay origination, servicing, and documentation fees as disclosed in "Fees and Expenses" and the Form C.

Restricted / Prohibited Uses. Proceeds may not be used for:

- General Selling, General & Administrative ("SG&A") expenses of the Issuer unrelated to the Project / Project Portfolio, unless requested and approved by Administrative Agent,
- Dividends or distributions to equity holders,
- Political contributions, lobbying expenses, or payments prohibited by law, or
- Repayment of existing indebtedness, except as expressly disclosed and approved in the Offering Documents.

Use of Net Proceeds: Legal & Accounting

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer.

Financing Terms

500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan. Other filing fees or third party fees may apply.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Byrne Huddleston



Title: Chief Executive Officer, Director
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

As co-founder and CEO of Green Bridge Energy, Byrne is responsible for overseeing all activities related to strategic planning, portfolio growth, and performance for the company.

Prior to co-founding Green Bridge, he spent nearly 20 years with GE Capital in various commercial and leadership roles, leading project investments of over $1 billion across middle market commercial and industrial companies and municipalities in the US.

Byrne serves on the board of directors for both Realizse, a corporate supply-chain decarbonization company, and Net Zero, a vehicle-to-grid technology company. In addition, he is a Climate Fellow at Entrepreneurs for Impact, a leading CEO and investor group focused on investing in climate-aligned portfolios while enhancing value for climate solutions. He has advised multiple early-stage technology companies providing business development expertise and early seed capital.

He holds an MBA from The University of North Carolina – Chapel Hill and a BA from Randolph-Macon College.

Adam McBride



Title: Chief Financial Officer, Fund Leader
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.

Dates of Service: Jul 2023 – Present

As Green Bridge Fund Leader, Adam focuses on formation and management of investment vehicles and partnerships. Previously, Adam spent 15+ years in the alternative investment industry and has expertise in due diligence and portfolio management. In addition, he has extensive experience in fund operations as a practitioner and in evaluation of third-party managers. Most recently, as Associate Portfolio Manager at Chesapeake Asset Management, he served as lead relationship manager for the firm's largest clients and co-managed the advisory business. Adam graduated from Georgetown University and is a CFA Charterholder. He and his wife spend their time chasing their two young boys.

Justin Sullivan



Title: Chairman
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

Justin Sullivan is the co-founder and Chief Investment Officer of Green Bridge Energy leading capital strategy and allocation. Prior to Green Bridge, Justin led a variety of commercial teams across GE's energy and financing units for nearly 20 years. As Commercial Leader within GE's Renewable Hybrids unit, he led development and financing efforts for hybrid energy projects. Prior to this role, Justin was a founding member of the Distributed Energy Solutions incubator at GE Power. With a strong background in financial structuring, Justin initiated several market and product developments as Managing Director of GE Corporate Finance and Distributed Energy market leader for GE Industrial Finance.

Justin serves on the board of directors of Realizse, a corporate supply chain de-carbonization company, and is a member of NetZero Microgrid Solutions.

He holds a B.A. from Williams College.

Adam Brown



Title: Senior Vice President, Finance and Development
Employer: Green Bridge Corporation

Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

As a co-founder and Senior Vice President, Finance and Development, of Green Bridge, Adam leads project finance and development for solar, battery storage, and fleet electrification projects.

Adam brings more than a decade of experience in commercial real estate consulting and development prior to moving to utility-scale solar development in 2016. His consulting experience involved extensive investment analysis and modeling, private equity syndication, and, from his time in the Low Income Housing Tax Credit (LIHTC) space, layering tax advantages onto traditional investment structures in complex partnerships.

He holds a BA from Gonzaga University.

Principal Security Holders - One or More 20%+ Security Holder

As of the date of this Form C, no other individual beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated by voting power.

Name of Holder	No and Class of Securities Now Held (beneficial)	% of Voting Power Prior to Offering
Byrne Huddleston	540	36%
Justin Sullivan	540	36%
Adam McBride	300	20%

As of the date of this Form C, no other individual holds 20% or more of the voting power of the Issuer.

Current Employees

As of the date of this Form C, the Issuer currently has ten (10) full-time employees and two (2) contract employees. The Issuer does not employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Pre-Development

- Target Offering Amount: $450,000

- Maximum Offering Amount: $700,000

- Interest Rate: 10% per annum (fixed)

- Offering Period: From 04/30/2026 to 7/29/2026 ; the Issuance Date is the first day immediately following a valid closing

- Term: 24 months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by a Promissory Note and Term Sheet, and, if applicable in the future a Subordination Agreement, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: NTP / Safe-Harbor

Summary Description.

This Offering is for a development-stage promissory note (the "Note") issued by the Issuer to finance early-stage project development activities for the Offering.

Proceeds are intended to cover pre-construction costs, which may include site control, interconnection and engineering studies, environmental review, permitting, legal and transaction expenses, and related owner's costs necessary to advance the Project to notice-to-proceed ("NTP").

Eligible uses of proceeds are limited to development activities described in the "Use of Funds" section of this Term Sheet and in the Issuer's Form C filed with the U.S. Securities and Exchange Commission. Proceeds may not be used for construction, general corporate purposes, dividends, or debt repayment except as expressly stated in the Offering Documents and approved by Climatize ("Administrative Agent").

Repayment Terms.

Interest-Only Structure: Accrued interest shall be payable in arrears on January 1, April 1, July 1, and October 1 of each calendar year or the next business day, beginning with the first such date following the applicable Issuance Date. A stub interest period will apply for any initial partial quarter.

Balloon at Maturity: All outstanding principal, together with accrued and unpaid interest, shall be due in full on the Maturity Date.

Payment Waterfall: Payments shall be made in accordance with the Payment Waterfall described below and in the Promissory Note, utilizing the Payment Reserve Account as required.

Collateral.

Unless otherwise specified, the Note will be supported by (i) the Issuer's general credit and (ii) contractual rights related to the Project / Project Portfolio. Because the Project / Project Portfolio includes containerized battery storage system ("BESS") assets and related project contracts, collateral may include both "soft" development collateral and "hard" asset/cashflow collateral, depending on stageand use of proceeds.

- Limited Hard Collateral / General Unsecured:

The Note is issued as a general unsecured obligation of the Issuer with no limited pledged collateral. Investors may rely on the Issuer's general creditworthiness and on the value of its development work, subject to any identified restrictions. If the offering proceeds are used solely for development activities (e.g., studies, deposits, engineering, and permitting) and not for equipment procurement or construction, hard collateral will be limited.

- Assignment of Material Project Contracts and Warranties (Springing / Default-Only)

The Issuer may grant a collateral assignment effective upon an event of default, to the extent permitted of key project contracts and rights, which may include:

Development rights / contracts (e.g., site control agreements, IX agreements, etc.)

EPC / installation agreements;

O&M and monitoring agreements;

Manufacturer warranties, service agreements, and guarantees;

Interconnection agreements and related rights to the extent assignable; and

Insurance policies and proceeds, with the lender named as additional insured/loss payee where feasible.

Assignments of contracts and interconnection-related rights may require counterparty consent and may be limited by law; therefore, enforceability may vary by counterparty and jurisdiction.

- Pledged Escrow / Deposit Accounts:

If funds are held in development escrow or deposit accounts related to the project (e.g., interconnection deposits, permitting escrows, equipment deposits, or other restricted accounts), the Issuer grants a contractual security interest or collateral assignment of its rights in such accounts.. Perfection of any contractual security interest and priority will occur in the event of a default..

- Payment Reserve:

The Issuer grants a security interest in that reserve account through this contractual covenant to maintain a reserve balance without true control/perfection.

Use of Proceeds Restrictions.

Net proceeds from the Note (after payment of Offering and closing costs described in "Fees and Expenses") will be used solely for eligible pre-development activities for the Project / Project Portfolio and directly related transaction costs, as outlined below.

Primary Permitted Uses (Development Scope). Subject to the Offering Documents and the approved development budget, proceeds may be applied to:

- Site control and real-estate diligence: option payments, lease deposits, title, survey, and related legal costs.
- Interconnection and grid access: application fees, queue deposits, feasibility and system-impact studies, and related utility/legal costs.
- Technical and permitting work: engineering and design, environmental studies, geotechnical work, permitting and entitlement fees, and consultant retainers.
- Commercial structuring: offtake origination costs (PPAs, subscriptions, tariff enrollment), RFP responses, and associated legal/documentation expenses.
- Transaction costs: legal, accounting, and third-party due diligence fees specific to the Project / Project Portfolio and the Note.

Funding of Reserves and Fees. At closing, a portion of gross proceeds may be applied to:

- Fund any required interest reserve / Payment Reserve Account; and
- Pay origination, servicing, and documentation fees as disclosed in "Fees and Expenses" and the Form C.

Restricted / Prohibited Uses. Proceeds may not be used for:

- General Selling, General & Administrative ("SG&A") expenses of the Issuer unrelated to the Project / Project Portfolio, unless requested and approved by Administrative Agent,
- Dividends or distributions to equity holders,
- Political contributions, lobbying expenses, or payments prohibited by law, or
- Repayment of existing indebtedness, except as expressly disclosed and approved in the Offering Documents.

Payment Waterfall.

Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Reimbursement of unpaid administrative or compliance expenses
2. Accrued interest payable to Investors
3. Principal repayment to Investors
4. Replenishment of the Payment Reserve Account

5. Any remaining balance to the Issuer, provided no default exists

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest becomes immediately due and payable with no prepayment penalty. "Change of Control" means the following:

- The sale or other disposition of all or any substantial portion of the Issuer's assets or equity;

- A change in more than fifty percent (50%) of the voting power of the Issuer; or

- Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. Excluding force majeure, "Event of Default" includes, without limitation, the following:

- Failure to pay any amount when due;

- Breach any material obligation or representation;

- Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);

- Any materially false or misleading statements;

- Improper use of Offering proceeds;

- Dissolution or disqualification of the Issuer; or

- Violation of the Term Sheet or Promissory Note or other Offering Documents.

Notice of Default. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

Remedies. After a 30-day cure period, The Administrative Agent, acting for Investors, may do the following: (1) accelerate the Loan; (2) apply excess cash to principal in accordance with the Payment Waterfall; or (3) restrict or delay payments during a senior lender default or blockage period, if a Subordination Agreement is then in effect. In addition, under the Promissory Note, the Administrative Agent may perfect liens, enforce collateral pledges, take control of the Payment Reserve Account, and pursue other creditor remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered. In bankruptcy or liquidation, Noteholders rank below Senior Lenders, if any are later added, and above equity holders. Repayment is not guaranteed and depends on available cash and enforceable of the Offering Documents.

Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

The Issuer may not modify the Notes after closing. Any material changes prior to closing require investor reconfirmation under Regulation Crowdfunding.

Transfer Restrictions Under Regulation CF

The securities may not be during the first year except:

- The Issuer

- An accredited investor

- As part of a registered offering

- To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

Valuation Methodology

The Notes are issued at **par value (principal invested)** with an interest rate of **10% per annum**, reflecting market terms for early-stage, development-risk project finance securities.

Past Exempt Offerings

Solar for La Colombiere, hosted on Climatize.

Offering Period: 10/3/2025 to 11/7/2025

Exemption: Regulation Crowdfunding

Target Offering Amount: $484,975

Maximum Offering Amount: $1,000,000

Amount Sold: $539,436.00

Battery Storage Portfolio in MA, hosted on Climatize.

Offering Period: 2/4/2026 to 3/25/2026

Exemption: Regulation Crowdfunding

Target Offering Amount: $300,000

Maximum Offering Amount: $600,000

Amount Sold: $422,261.00

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and were audited by an independent accountant and are included in the Appendix.

Financial Milestones & Anticipated Revenues

For the year ended December 31, 2024, the Company reported revenues of $5,626,651, compared to $4,268,864 for the year ended December 31, 2023. For the year ended December 31, 2024, the Company reported net profit of $539,380, compared to a net loss of $211,394 for the year ended December 31, 2023. The Company's audited financial statements describe the Company as being engaged in project development related to power projects in the distributed generation sector. The audited financial statements do not include management forecasts, revenue projections, backlog, bookings, pipeline, or other forward-looking "anticipated revenues."

Cash Flows

For the year ended December 31, 2024, net cash used in operating activities was $237,746, compared to net cash used in operating activities of $338,210 for the year ended December 31, 2023. For the year ended December 31, 2024, net cash provided by investing activities was $32,052, compared to net cash used in investing activities of $106,847 for the year ended December 31, 2023. For the year ended December 31, 2024, net cash provided by financing activities was $228,110, compared to net cash provided by financing activities of $500,000 for the year ended December 31, 2023. The Company's cash and cash equivalents increased by $22,416 during 2024 and increased by $54,943 during 2023. Cash and cash equivalents were $1,261,043 at December 31, 2024 and $1,238,627 at December 31, 2023. The supplemental cash flow information reports cash paid for income taxes of $1,500 during 2024 and $28,500 during 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company had total current assets of $1,434,143 and total current liabilities of $363,073. As of December 31, 2023, the Company had total current assets of $1,390,489 and total current liabilities of $1,098,961. Cash and cash equivalents were $1,261,043 at December 31, 2024 and $1,238,627 at December 31, 2023. The Company's current liabilities included contract liabilities of $174,859 at December 31, 2024 and $1,068,805 at December 31, 2023, and taxes payable of $180,000 at

December 31, 2024 and $0 at December 31, 2023. The notes to the audited financial statements include a going concern disclosure stating that the balance sheet has been prepared on a going concern basis and describing conditions and events that, among other factors, raise doubt about the Company's ability to continue as a going concern for a reasonable period of time. The notes also state that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Use of Funds for This Offering

The Company intends to use the net proceeds from this offering primarily to support pre-development activities for a community battery storage portfolio.

Capitalization and Indebtedness

As of December 31, 2024, the Company reported total assets of $1,809,397, total liabilities of $363,073, and total equity of $1,446,324. As of December 31, 2023, the Company reported total assets of $1,777,795, total liabilities of $1,098,961, and total equity of $678,834. Additional paid-in capital was $878,110 at December 31, 2024 and $650,000 at December 31, 2023. The notes to the audited financial statements state that the Company is authorized to issue 1,500 shares of common stock and that, as of December 31, 2024 and 2023, the Company had 1,500 shares of common stock issued and outstanding. The audited balance sheets do not present a long-term debt line item, and the notes do not describe any long-term debt instruments; the liabilities shown on the audited balance sheets are presented as current liabilities.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: www.greenbridge.energy.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. If the Project fails to secure construction financing or tax equity investment, the Issuer may not have sufficient funds to repay principal at maturity.

No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful project advancement.

Use of Funds Risk

Proceeds will fund the purchase of equipment, amongst other things. These activities do not generate revenue and are dependent on the Issuer's ability to raise future capital and execute the Project.

Collateral Liquidity Risk

The collateral securing the Notes will consist primarily of development-stage project assets and equipment-related collateral, including equipment purchased with Offering proceeds and certain related project rights (such as interconnection-related rights and refundable deposits, and assignable project contracts, if any). This collateral may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. Distributions to Investors are subordinate to servicing fees, reserve requirements, and other obligations. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer has limited working capital and relies on shareholder loans and new financing. Delays in securing follow-on capital or construction debt could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Offering Failure Risk

If the Target Offering Amount is not met, the Offering will be canceled, and no Notes will be issued. Although funds will be refunded, project timelines may be disrupted.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Payment Schedule

The payment schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment
1	10/01/2026	$12,273.97	0	$12,273.97
2	01/01/2027	$17,500.00	0	$17,500.00
3	04/01/2027	$17,500.00	0	$17,500.00
4	07/01/2027	$17,500.00	0	$17,500.00
5	10/01/2027	$17,500.00	0	$17,500.00
6	01/01/2028	$17,500.00	0	$17,500.00
7	04/01/2028	$17,500.00	0	$17,500.00
8	07/01/2028	$17,500.00	0	$17,500.00
9	10/01/2028	$17,500.00	$700,000.00	$717,500.00

Payment	Date	Interest Payment	Principal Payment	Total Payment
1	10/01/2026	$7,890.41	0	$7,890.41
2	01/01/2027	$11,250.00	0	$11,250.00
3	04/01/2027	$11,250.00	0	$11,250.00
4	07/01/2027	$11,250.00	0	$11,250.00
5	10/01/2027	$11,250.00	0	$11,250.00
6	01/01/2028	$11,250.00	0	$11,250.00
7	04/01/2028	$11,250.00	0	$11,250.00
8	07/01/2028	$11,250.00	0	$11,250.00
9	10/01/2028	$11,250.00	$450,000.00	$461,250.00

Appendix 3 – Financial Statements

GREEN BRIDGE CORPORATION

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

GREEN BRIDGE CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2024 AND 2023



Roy & Associates,
CPA P.C.

Registered with the California Board of Accountancy

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management
Green Bridge Corporation:

Opinion

We have audited the accompanying financial statements of Green Bridge Corporation ("the Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Bridge Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Green Bridge Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion .

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Bridge Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Green Bridge Corporation's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Bridge Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Signed by:

Roy & Associates, CPA P.C.

3A687A036A154DD...

Roy & Associates, CPA P.C.
License Number 9775
Fremont, California
January 24, 2026

GREEN BRIDGE CORPORATION
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,261,043	$ 1,238,627
Accounts Receivable	105,000	-
Other receivable	-	30,037
Advances	68,100	121,825
Total current assets	1,434,143	1,390,489
OTHER ASSETS		
Investments in companies	135,254	167,306
Investments in SAFE	200,000	200,000
Other assets	40,000	20,000
Total other assets	375,254	387,306
	$ 1,809,397	$ 1,777,795
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Payroll Liabilities	948	1,788
Other payable	7,266	28,368
Taxes Payable	180,000	-
Contract liabilities	174,859	1,068,805
Total current liabilities	363,073	1,098,961
Total liabilities	363,073	1,098,961
EQUITY		
Common stock	-	-
Additional paid in capital	878,110	650,000
Net Income/(Loss)	539,380	(211,394)
Retained earnings	28,834	240,228
Total equity	1,446,324	678,834
	$ 1,809,397	$ 1,777,795

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
REVENUES	$ 5,626,651	$ 4,268,864
COST OF SERVICES	1,170,290	3,153,459
INCOME FROM OPERATIONS	4,456,361	1,115,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,450,990	1,253,646
NET PROFIT/(LOSS) FROM OPERATIONS	1,005,371	(138,241)
OTHER EXPENSES		
Losses on investments	(285,991)	(73,153)
Total other expenses	(285,991)	(73,153)
NET PROFIT/(LOSS) BEFORE INCOME TAX PROVISION	719,380	(211,394)
INCOME TAX PROVISION	180,000	-
NET PROFIT/(LOSS)	$ 539,380	$ (211,394)

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit/(loss)	$ 539,380	$ (211,394)
Adjustments to reconcile net income to net cash from operating activities:		
(Increase) decrease in operating assets		
Accounts receivable	(105,000)	13,926
Prepaid expenses	53,725	(121,825)
Other receivables	30,037	(30,037)
Other assets	(20,000)	(20,000)
Increase (decrease) in operating liabilities		
Accrued expenses	-	23,035
Payroll Liabilities	(840)	149
Deferred income	(893,946)	(19,855)
Other payable	(21,102)	27,791
Taxes payable	180,000	-
Net cash flow from operating activities	(237,746)	(338,210)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in SAFE	-	(200,000)
Investment in companies	32,052	93,153
Net cash flow from investing activities	32,052	(106,847)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	228,110	500,000
Net cash flow from financing activities	228,110	500,000
NET CHANGES IN CASH AND CASH EQUIVALENTS	22,416	54,943
CASH AND CASH EQUIVALENTS - BEGINNING	1,238,627	1,183,684
CASH AND CASH EQUIVALENTS - END	$ 1,261,043	$ 1,238,627
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 1,500	$ 28,500

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(in U.S. Dollars)

	Common stock*	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2023	$ -	$ 150,000	$ 240,228	$ 390,228
Additional Capital	-	500,000	-	500,000
Net income/(loss)	-	-	(211,394)	(211,394)
Balance at December 31, 2023	$ -	$ 650,000	$ 28,834	$ 678,834
Additional Capital	-	228,110	-	228,110
Net income/(loss)	-	-	719,380	719,380
Balance at December 31, 2024	$ -	$ 878,110	$ 748,214	$ 1,626,324

*Shares issued as Zero par value

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND INDUSTRY

Green Bridge Corporation ("the Company") is a corporation organized under the laws of the State of Delaware with its registered office located at 251 Little Falls Drive, Wilmington, Delaware. The Company is into project development related to power projects in the distributed generation sector.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the fiscal year ends on December 31.

Cash and cash equivalents

Cash and Cash Equivalents reported on the statement of cash flows include all cash amounts and liquid investments maturing in three months or less. Cash and Cash Equivalents as of December 31, 2024 and 2023 were comprised of general operating accounts.

Income and deferred taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, District of Columbia, Florida, Maryland, New Jersey, New York, Virginia, and Connecticut. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is subject to examination by U.S. federal and state taxing jurisdictions; however, there are currently no audits for any open tax years.

Property and equipment

Fixed assets are stated at cost. The Company provides for depreciation by the straight-line method over the estimated· useful lives of the principal classes of property. Company's fixed assets have been fully depreciated as of December 31, 2024 and 2023. Repairs and maintenance are expensed as incurred.

Advertising cost

Advertising costs, which are included in the statement of income, are expensed as incurred. Advertising expense amounted to $0 for the years ended December 31, 2024 and 2023.

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the expected consideration for those goods or services. The Company generates revenue through the sale and management of solar energy projects. Upon full development of the projects, subscribers receive credits for the sale of electric power to local utility operators. The Company's primary performance obligation is to satisfy contract agreements with subscribers and solar project developers.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncements

There have been no material developments relating to recent accounting pronouncements, including the expected dates of adoption and estimated effects on the Financial Statements and footnote disclosures thereto, since those disclosed in the Annual Report.

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(in U.S. Dollars)

3. LEASES

The Company may lease certain buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company calculates operating lease liabilities with an incremental borrowing rate based on the information available at lease commencement. All lease and non-lease components are accounted for separately for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized

4. CONCENTRATION OF CREDIT RISK

The Company has concentrated its credit risk for cash by maintaining all of its deposits in one bank. The United States Federal Deposit Insurance Corporation ("FDIC") insures each depositor for up to $250,000.

5. INVESTMENTS

Investments in NetZero Entities and Ownership Structure
As of December 31, 2023 and 2024, the Company held ownership interests in multiple NetZero-related entities engaged in vehicle-to-grid technology development, microgrid solutions, and EV infrastructure. The Company evaluates each of its investments for consolidation under ASC 810, Consolidation, including the variable interest entity ("VIE") model. For investments where the Company does not have a controlling financial interest or is not the primary beneficiary of a VIE, the Company accounts for the investment under ASC 323, Equity Method, or ASC 321, Investments – Equity Securities, depending on the level of influence.

NetZero Microgrid Solutions, LLC
As of December 31, 2023 and 2024, the Company held an equity interest in NetZero Microgrid Solutions, LLC, representing 28.5% of the membership interests in 2023 and 48.6% in 2024. The Company is not the managing member and does not possess substantive participating rights over the operating or financial policies of the entity. Accordingly, management concluded that it does not have a controlling financial interest. The investment is accounted for under the equity method due to the Company's ability to exert significant influence over the entity's operations.

NetZero V2G Technologies, LLC
As of December 31, 2023 and 2024, the Company owned 7.5% and 16.7%, respectively, of NetZero V2G Technologies, LLC, whose managing member is NetZero Microgrid Solutions, LLC. The Company is not the managing member, does not have voting control, and does not have the ability to direct activities that most significantly impact economic performance. The ownership stakes do not provide significant influence over operating or financial policies. The investment is accounted for under the equity method due to the Company's ability to exert significant influence over the entity's operations.

NetZero EV Infrastructure Fund I, LLC
The Company is a limited partner in NetZero EV Infrastructure Fund I, LLC, holding a 40% limited partner interest during both 2023 and 2024. The Company does not serve as the general partner and has no authority to direct the activities of the fund. The investment is accounted for under the equity method due to the Company's ability to exert significant influence over the entity's operations.

NOTES TO THE FINANCIAL STATEMENTS
(in U.S. Dollars)

6. INVESTMENT IN SAFE

The Company has invested in Simple Agreements for Future Equity ("SAFEs") issued by privately held companies. SAFEs represent a contractual right to receive equity interests in the issuing company upon the occurrence of a future equity financing or other specified conversion events. SAFEs do not represent current ownership interests, do not provide voting rights, and do not have stated maturity dates or repayment obligations.

The Company accounts for its SAFE investments as equity securities without readily determinable fair values / other investments and records them at cost, less impairment, with adjustments for observable price changes in orderly transactions for identical or similar instruments of the same issuer, if any, in accordance with ASC 321, Investments—Equity Securities. As of balance sheet date, the Company has not identified any observable price changes requiring remeasurement.

As of December 31, 2024, the carrying amount of the Company's SAFE investments was $200,000, which is included in Other assets on the accompanying balance sheet.

7. EQUITY

Capital Structure
The Company is authorized to issue 1,500 shares of common stock and each with a par value of $0 per share. There were no changes to the authorized share capital during the years ended December 31, 2024 and 2023.

Common Stock
Holders of common stock are entitled to one vote per share and to receive dividends when and if declared by the Board of Directors, after any preferential dividends to preferred stockholders. In the event of liquidation, common stockholders are entitled to share in any remaining assets after settlement of liabilities and preferred stock preferences (if any). As of December 31, 2024 and 2023, the Company had 1,500 shares of common stock issued and outstanding.

8. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

9. COMMITMENTS AND CONTINGENCIES

The Company does not have any significant commitments or contingencies as of December 31, 2024 and 2023.

10. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company has faced a limited runway since it began operations in 2018 and has successfully continued to operate and grow revenue while reducing losses.

Management strongly believes they will be able to continue raising capital as needed to support operations and growth. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

11. SUBSEQUENT EVENTS

Green Bridge Corporation has evaluated subsequent events through January 24, 2026, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as January 24, 2026 have been incorporated into these financial statements.

The accompanying notes are an integral part of these financial statements.

Appendix 4 – Material Information



Goal
This offering supports the development of 4 to 5 community-scale battery storage projects in Texas with a contracted buyer secured at Notice to Proceed (NTP). The strategy targets near-term opportunities driven by rapid load growth and power price volatility. Each ~9.9 MW system will operate in ERCOT's energy-only market, generating revenue through daily energy arbitrage by buying power at low-cost periods and selling during peak demand. These projects provide flexible capacity to support a rapidly growing grid. With a contracted NTP buyer and a forward delivery agreement, the portfolio is positioned to scale up to five projects per quarter starting in 2027, offering clear exit visibility and a repeatable development model.



◀ Texas

⊕

Green Bridge Corporation
The project is sponsored by Green Bridge Corporation, a renewable energy developer focused on delivering community-scale clean energy. Green Bridge's leadership brings deep experience in project development, financing, and asset management. Over the past decade, its principals have advanced portfolios in Maryland, New York, Massachusetts, and Texas, across solar, battery storage, and EV infrastructure.

Team Members



Byrne Huddleston	Adam G McBride	Justin Sullivan	Adam Brown
CEO	CFO	CIO	SVP Development

Project Id: 00045

Loan Type: INTEREST_ONLY	**Payment Cadence:** QUARTERLY
Interest: 10%	Term: 24 months
Goal: $ 700000	Investors: 0
Minimum Goal: $ 450000	Funded: $ 0

Project Timeline

Cancellation	7/27/2026, 11:59:00 PM
Funding	7/29/2026, 11:59:00 PM
Term Conversion (distributions start)	10/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2028, 11:59:00 PM

(all times are local)

Financial Details
24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 10%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. Principal is paid at maturity.

Financial Documents
No financial documents.

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	10/1/2026	$7,890.41	$0.00	$7,890.41	$450000.00
2	1/1/2027	$11,250.00	$0.00	$11,250.00	$450000.00
3	4/1/2027	$11,250.00	$0.00	$11,250.00	$450000.00
4	7/1/2027	$11,250.00	$0.00	$11,250.00	$450000.00
5	10/1/2027	$11,250.00	$0.00	$11,250.00	$450000.00
6	1/1/2028	$11,250.00	$0.00	$11,250.00	$450000.00
7	4/1/2028	$11,250.00	$0.00	$11,250.00	$450000.00
8	7/1/2028	$11,250.00	$0.00	$11,250.00	$450000.00
9	10/1/2028	$461250.00	$450000.00	$11,250.00	$0.00

✉ Impact Statement (shown in welcome email)
This project develops 4–5 battery storage sites in Texas to support a fast-growing and increasingly volatile power grid.